INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000


                                    CONTENTS

                                                                     Page

Summary of Billings                                                    1

Annual Tonnage and Equipment Usage                                     2

                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000
                                               October 2000                November 2000                December 2000
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  204,177   $2.59      $529   216,947    $2.72      $589   218,701    $2.67      $583

    Amos Plant . . . . . . . . . . . .    6,954   $1.36         9     5,777    $1.31         7      -       $ -          -

      Total. . . . . . . . . . . . . .  211,131              $538   222,724               $596   218,701               $583

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  166,971   $2.56      $428   153,301    $2.49      $382   233,164    $2.12      $495

    Kanawha River Plant. . . . . . . .  113,257   $0.79        89    79,330    $0.86        68    59,974    $0.78        47

      Total. . . . . . . . . . . . . .  280,228              $517   232,631               $450   293,138               $542

  Ohio Valley Electric Company . . . .  138,336   $1.26      $175    42,308    $1.14      $ 48    27,569    $2.22      $ 61

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  132,293   $2.21      $293   182,558    $2.45      $447   193,204    $3.04      $588

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  641,328   $1.83    $1,176   665,839    $1.86    $1,240   823,429    $1.86    $1,536

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  124,408   $0.75      $ 93    72,687    $0.89      $ 65    61,444    $0.84      $ 52

    Gavin Plant. . . . . . . . . . . .  295,698   $1.18       350   159,381    $1.26       201    45,567    $1.28        58

    Kammer Plant . . . . . . . . . . .    8,539   $2.92        25    27,661    $2.42        67    18,373    $2.29        42

      Total. . . . . . . . . . . . . .  428,645              $468   259,729               $333   125,384               $152

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES
  Buckeye Power Company
    Cardinal Plant (Unit 2 and 3). . .   67,281   $2.68      $180   110,322    $3.95      $436   102,893    $4.38      $450

  Other Coal . . . . . . . . . . . . .  172,499   $2.45      $422   180,830    $2.35      $425   158,428    $2.52      $400

  Other. . . . . . . . . . . . . . . .  420,718              $790   301,161               $662    95,546               $216

Note: The above amounts include demurrage charges.

                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                       ANNUAL TONNAGE AND EQUIPMENT USAGE
                 FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2000


                               Ton

ANNUAL TONNAGE

Affiliated                  21,400,486
Unaffiliated                 6,787,846

  Total                     28,188,332



EQUIPMENT USAGE

                                        Adjusted
                                        Ton Miles

Affiliated                              6,109,962,526
Unaffiliated                            2,630,388,382

  Total                                 8,740,350,908